Exhibit 12

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions)

First Quarter 2014
Earnings
Income before income taxes	$499
Add/(Deduct):
Equity in net income of affiliated companies	(7)
Dividends from affiliated companies	—
Fixed charges	668
Earnings	$1,160

Fixed charges
Interest expense	$666
Interest portion of rental expense (a)	2
Total fixed charges	$668

Ratios
Ratio of earnings to fixed charges	1.74
__________
(a) One-third of all rental expense is deemed to be interest.